FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 7, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Essakane Satellite Gold Deposit Yields Positive Results

Reverse Circulation drilling at Falagountou returns 22 m of 1.83 g/t

May 1, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce the results of a recently completed 31 hole, 2,820 m Reverse Circulation (RC) drilling program on the Falagountou Deposit located 8 km east of the Essakane Main Zone (EMZ) in Burkina Faso, West Africa. The program was designed to advance and verify the geological model of two mineralized zones that had been previously outlined by the Company. The recent drilling has confirmed the geological model and intersected higher grade mineralization in several areas including 13 m of 2.46 g/t and 22 m of 1.83 g/t.

In addition, a 2,368 m in-fill diamond drilling (DD) program was just completed at Falagountou to test for down-dip and down-plunge continuity; results should be released during the second quarter. The 2008 RC and DD data will be used to update the current resource model and produce a NI 43-101 compliant resource estimate to be released before year end. The Company’s objective is to outline one or more years of additional oxide ore for the CIL plant envisioned at Essakane. In conjunction with this program, the Company is also working on design modifications to increase the plant’s throughput of oxide and transitional ores in the early years of production. A location map and more information regarding this project are available on the Orezone website.

Table 1 Significant results from the 2008 Falagountou RC program

Hole (ID)	Section (ID)	From (m)	To (m)	Length (m)	Au (g/t)
FRC1734	F0650N	29	36	7	1.82
		48	54	6	2.57
FRC1736	F0625N	56	61	5	3.53
FRC1737	F0600N	54	67	13	2.46
FRC1738	F0525N	54	57	3	4.29
		59	62	3	0.59
FRC1742	F0300N	45	49	4	1.27
		66	69	3	1.61
FRC1743	F0350N	18	22	4	1.95
		27	31	4	1.14
		34	46	12	1.57

FRC1745	F0425N	38	60	22	1.83
		62	65	3	1.88
FRC1746	F0450N	14	19	5	0.89
		21	29	8	2.92
		41	44	3	0.67
		57	60	3	0.84
FRC1747	F0475N	29	35	6	1.44
		41	46	5	1.78
		59	63	4	1.91
FRC1748	F0550N	29	35	6	3.43
FRC1749	F0600N	0	3	3	1.04
		45	50	5	1.11
FRC1750	F0675N	45	48	3	0.81
		58	62	4	3.86
FRC1752	F0525N	14	22	8	0.9
		40	48	8	2.08
FRC1753	F0500N	4	7	3	2.16
		42	50	8	2.29
		56	59	3	0.94
FRC1755	F0425N	73	79	6	1.14
		81	85	4	0.48
FRC1758	F0400N	43	49	6	2.77
		67	70	3	0.66
FRC1759	F0300N	58	61	3	6.9
FRC1768	F0500N	38	43	5	2.44
		86	92	6	2.02
FRC1770	F0450N	52	56	4	3.83
FRC1771	F0650N	3	6	3	1.02
		41	44	3	0.55
		50	54	4	1.76
		58	64	6	2.03

*Down hole intervals: holes were drilled at an average dip of 45°
and thus true widths expected to be approximately 85%
**0.5 g/t Cut-off

The Falagountou drilling programs were supervised by Pascal Marquis, Orezone President, who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Orezone employs a rigorous Quality Control Program (QCP) employing a minimum 10% standards, blanks and duplicates. Sample preparation and Bottle-roll LeachWELL® analysis were completed at SGS Laboratory in Ouagadougou.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0 Moz of indicated resources and 1.3 Moz of inferred resources at a 0.5 g/t cut off. Reserves contained within a US$500 gold price mine plan are 2.65 Moz. The deposit remains open and untested below 300m from surface and is surrounded by several satellite deposits. Orezone also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Pascal Marquis, President, pmarquis@orezone.com
Niel Marotta, VP Corp, nmarotta@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes such forward-looking statements and forward-looking information.. Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this news release include statements with respect to the timing of release of assay results, the time for completion of definition diamond drilling on the EMZ, the time for release of an updated NI 43-101 report, expectations for revised capital and operating cost estimates for the Essakane Project, the time for production start-up at the Essakane Project, the establishment of a debt facility of up to US$250 million, and the time for completion of a mining convention.

Forward-looking statements are based on certain assumptions and the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include including that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns, that no labour shortages or delays are incurred, that plant and equipment functions are as specified, that no unusual geological or technical problems occur, sufficient financing is available and in place and that on-going contractual negotiations will be completely successful and progressed and/or completed in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, failure of contracted parties to perform as contracted, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.